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                                                                    EXHIBIT 99.1

                [QIAO XING UNIVERSAL TELEPHONE, INC. LETTERHEAD]


June 28, 2002
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs,

Arthur Andersen & Co has represented to Qiao Xing Universal Telephone, Inc. that the audit was subject to Arthur Andersen & Co's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen & Co personnel working on audits, availability or national office consultation and availability of personnel at foreign affiliates of Arthur Andersen & Co to conduct the relevant portions of the audit.



Very truly yours,


/s/ MR. WU RUI LIN
------------------------
Mr. Wu Rui Lin
Chairman